UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 06, 2025, Evotec SE (the “Company”) resolved to implement a share repurchase program as described attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Announcement pursuant to Article 5(1)(a) of Regulation (EU) No. 596/2014 in conjunction with Article 2(1) of Delegated Regulation (EU) No. 2016/1052

SIGNATURE

Pursuant to the requirements, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Christian Wojczewski
	Name:	Christian Wojczewski
	Title:	Chief Executive Officer

Date: November 06, 2025